UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

333-145491-01
333-145491
Commission File Numbers

CATERPILLAR FINANCIAL ASSET TRUST 2007-A
CATERPILLAR FINANCIAL FUNDING CORPORATION
(Exact name of Registrants as specified in its charter)

The Bank of New York (Delaware)
Attn:  Corporate Trust Administration
100 White Clay Center
Route 273
Newark Delaware  19711
Phone: (302) 283-8905
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A-1 5.67225% Asset Backed Notes
Class A-2a 5.40% Asset Backed Notes
Class A-2b Floating Rate Asset Backed Notes
Class A-3a 5.34% Asset Backed Notes
Class A-3b Floating Rate Asset Backed Notes
Class B 6.18% Asset Backed Notes
 (Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                Rule 12g-4(a) (1) (i)  ☐                                                                 Rule 12h-3(b) (1) (i)  ☒
                Rule 12g-4(a) (1) (ii) ☐                                                                 Rule 12h-3(b) (1) (ii) ☐
                Rule 12g-4(a) (2) (i)  ☐                                                                 Rule 12h-3(b) (2) (i)  ☐
                Rule 12g-4(a) (2) (ii) ☐                                                                 Rule 12h-3(b) (2) (ii) ☐
                Rule 15d-6                 ☐

Approximate number of holders of record as of the certificate or notice date:  As of December 31, 2007, there were less than 50 holders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Caterpillar Financial Asset Trust 2007A, as Issuer and Caterpillar Financial Funding Corporation, as Depositor have caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 25, 2008                                                                 CATERPILLAR FINANCIAL ASSET TRUST 2007A
                        By:  Caterpillar Financial Funding Corporations, as Depositor
                        By:  /s/ Michael G. Sposato
                                        Michael G. Sposato, Secretary